SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                  ------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
            13d-1(a) AND AMENDMENT THERETO FILED PURSUANT TO 13d-2(a)
                                (AMENDMENT NO. 4)



                                  SCHAWK, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                      CLASS A COMMON STOCK, $.008 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   806373-10-6
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              John T. McEnroe, Esq.
                        Vedder, Price, Kaufman & Kammholz
                   222 North LaSalle Street, Chicago, IL 60601
                                 (312) 609-7885
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 9, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]


                            (CONTINUED ON NEXT PAGE)
                              (PAGE 1 OF 13 PAGES)

CUSIP NO. 806373-10-6                13D                 PAGE  2  OF  13  PAGES

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Clarence W. Schawk
                  S.S. ####-##-####
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                       (b)  [x]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

                  PF
--------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States
--------------------------------------------------------------------------------
                            7.  SOLE VOTING POWER

                                        10,246,204 (including 109,560 shares
                                        subject to options presently exercisable
                                        or exercisable within 60 days)
     NUMBER OF SHARES       ----------------------------------------------------
       BENEFICIALLY         8.  SHARED VOTING POWER
      OWNED BY EACH
     REPORTING PERSON                   0
           WITH             ----------------------------------------------------
                            9.  SOLE DISPOSITIVE POWER

                                        11,423,502 (including 109,560 shares
                                        subject to options presently exercisable
                                        or exercisable within 60 days)
                            ----------------------------------------------------
                            10. SHARED DISPOSITIVE POWER

                                        0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  10,246,204 (including 109,560 shares subject to options presently exercisable or exercisable within 60 days)
--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                             [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  46.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

                  IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 92

CUSIP NO. 806373-10-6                13D                 PAGE  3  OF  13  PAGES

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  David A. Schawk
                  S.S. ####-##-####
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                       (b)  [x]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

                  PF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
--------------------------------------------------------------------------------
                             7.  SOLE VOTING POWER

                                        1,504,466 (includes 126,060 shares
                                        subject to options presently exercisable
                                        or exercisable within 60 days)
       NUMBER OF SHARES      ---------------------------------------------------
         BENEFICIALLY        8.  SHARED VOTING POWER
        OWNED BY EACH
       REPORTING PERSON                 0
             WITH            ---------------------------------------------------
                             9.  SOLE DISPOSITIVE POWER

                                        1,412,793 (includes 126,060 shares
                                        subject to options presently exercisable
                                        or exercisable within 60 days)
                             ---------------------------------------------------
                             10. SHARED DISPOSITIVE POWER

                                        0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 1,504,466 (includes 126,060 shares subject to options
                 presently exercisable or exercisable within 60 days)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  6.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

                  IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 92

CUSIP NO. 806373-10-6                13D                 PAGE  4  OF  13  PAGES

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Cathy Ann Schawk
                  S.S. ####-##-####
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                       (b)  [x]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

                  PF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
--------------------------------------------------------------------------------
                             7.  SOLE VOTING POWER

                                        1,098,871 shares
     NUMBER OF SHARES        ---------------------------------------------------
       BENEFICIALLY          8.  SHARED VOTING POWER
      OWNED BY EACH
     REPORTING PERSON                   0
           WITH              ---------------------------------------------------
                             9.  SOLE DISPOSITIVE POWER

                                        809,371 shares
                             ---------------------------------------------------
                             10. SHARED DISPOSITIVE POWER

                                        0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,098,871 shares
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  5.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

                  IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 92

CUSIP NO. 806373-10-6                13D                 PAGE  5  OF  13  PAGES

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  A. Alex Sarkisian
                  S.S. ####-##-####
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                       (b)  [x]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

                  PF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
--------------------------------------------------------------------------------
                             7.  SOLE VOTING POWER

                                        1,339,223 (including 57,626 shares
                                        subject to options presently exercisable
                                        or exercisable within 60 days)
     NUMBER OF SHARES        ---------------------------------------------------
       BENEFICIALLY          8.  SHARED VOTING POWER
      OWNED BY EACH
     REPORTING PERSON                   0
           WITH              ---------------------------------------------------
                             9.  SOLE DISPOSITIVE POWER

                                        873,446 shares (including 57,626 shares
                                        subject to options presently exercisable
                                        or exercisable within 60 days)
                             ---------------------------------------------------
                             10. SHARED DISPOSITIVE POWER

                                        0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,339,223 shares (including 57,626 shares subject to options presently exercisable or exercisable within 60 days)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  6.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

                  IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 92

CUSIP NO. 806373-10-6                13D                 PAGE  6  OF  13  PAGES

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  SGK Investments Limited Partnership
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                       (b)  [x]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

                  OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                             7.  SOLE VOTING POWER

                                        0
     NUMBER OF SHARES        ---------------------------------------------------
       BENEFICIALLY          8.  SHARED VOTING POWER
      OWNED BY EACH
     REPORTING PERSON                   0
           WITH              ---------------------------------------------------
                             9.  SOLE DISPOSITIVE POWER

                                        9,194,822
                             ---------------------------------------------------
                             10. SHARED DISPOSITIVE POWER

                                        0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  9,194,822
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  41.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

                  PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
SEC 1746 (9-88) 2 of 92

INTRODUCTION

         The purpose of this Amendment No. 4 is to reflect the changes in beneficial ownership as a result of the sale of the Company's Class A Common Stock by certain Reporting Persons, as set forth in the Prospectus dated February 3, 1998 (the "Prospectus") included in the Company's Registration Statement on Form S-2 (No. 333-39113) filed with the Securities and Exchange Commission, and to terminate the filing status of the Clarence W. and Marilyn G. Schawk Family Foundation as a Reporting Person.

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to shares of Class A Common Stock, par value $.008 per share, of Schawk, Inc. The principal executive offices of the Company are located at Schawk, Inc., 1695 River Road, Des Plaines, Illinois 60018.

                               Page 7 of 13 Pages

ITEM 2.  IDENTITY AND BACKGROUND.

         1.       (a)      Clarence W. Schawk
                  (b)      Business Address:
                           1695 River Road
                           Des Plaines, Illinois  60018
                  (c)      Principal Occupation:
                           Chairman of the Board
                           Schawk, Inc.
                           1695 River Road
                           Des Plaines, Illinois  60018
                  (d)      See Paragraph 6 below
                  (e)      See Paragraph 6 below
                  (f)      United States

         2.       (a)      David A. Schawk
                  (b)      Business Address:
                           1695 River Road
                           Des Plaines, Illinois  60018
                  (c)      Principal Occupation:
                           Chief Executive Officer and President
                           Schawk, Inc.
                           1695 River Road
                           Des Plaines, Illinois  60018
                  (d)      See Paragraph 6 below
                  (e)      See Paragraph 6 below
                  (f)      United States

         3.       (a)      Cathy Ann Schawk
                  (b)      Business Address:
                           1695 River Road
                           Des Plaines, Illinois  60018
                  (c)      Principal Occupation:
                  (d)      See Paragraph 6 below
                  (e)      See Paragraph 6 below
                  (f)      United States

         4.       (a)      A. Alex Sarkisian
                  (b)      Business Address:
                           1695 River Road
                           Des Plaines, Illinois  60018

                               Page 8 of 13 Pages

                  (c)      Principal Occupation:
                           Executive Vice President and Corporate Secretary Schawk, Inc.
                           1695 River Road
                           Des Plaines, Illinois  60018
                  (d)      See Paragraph 6 below
                  (e)      See Paragraph 6 below
                  (f)      United States

         5. The SGK Investments Limited Partnership (the "Schawk Family Partnership"), a Delaware limited partnership, is a family investment limited partnership with its principal office located at Route 1, Box 361B, Fontana, Wisconsin. The managing general partner of the Schawk Family Partnership is Clarence W. Schawk. For information regarding Clarence W. Schawk, see Paragraph 1 above.

         6. During the last five years none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors); nor has any of the aforementioned Reporting Persons, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not applicable.

ITEM 4.  PURPOSE OF TRANSACTION.

         The purpose of the sale of Class A Common Stock by the Reporting Persons as set forth in the Prospectus was to liquidate for cash a portion of their holdings and to increase the public float for the Company's Class A Common Stock.

         Except as set forth in this Item 4, or elsewhere in this Amendment No. 4, none of the Reporting Persons have any present plans or proposals that relate to or would involve: (i) the

                               Page 9 of 13 Pages
acquisition by any person of additional securities of Schawk or the disposition of securities of Schawk, except for purchases pursuant to the Company's dividend reinvestment plan, employee stock purchase plan or in the open market for a personal account; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Schawk; (iii) a sale or transfer of a material amount of assets of Schawk; (iv) any change in the present Board of Directors or management of Schawk, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;
(v) any material change in the present capitalization or dividend policy of Schawk; (vi) any other material change in Schawk's business or corporate structure; (vii) changes in Schawk's certificate of incorporation, regulations or instruments corresponding thereto or other actions which may impede the acquisition of control of Schawk by any person; (viii) causing a class of securities of Schawk to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of Schawk becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated above.

         The Reporting Persons reserve the right to determine in the future to change the purpose or purposes described above.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER

         (a) The aggregate number and percentage of shares of Class A Common Stock of the Company beneficially owned by each of the Reporting Persons are as follows:


                                                               PERCENT OF CLASS
                                 AMOUNT OF BENEFICIAL         OUTSTANDING AS OF
NAME OF BENEFICIAL OWNER             OWNERSHIP (1)            FEBRUARY 17, 1998
------------------------         --------------------         -----------------

Clarence W. Schawk                    10,246,204(2)                 46.4%
David A. Schawk                       1,504,466(3)                   6.8
Cathy Ann Schawk                      1,098,871(4)                   5.0
A. Alex Sarkisian                     1,339,223(5)(6)                6.1
SGK Investments Limited               9,194,822(7)                  41.8
Partnership


----------
(1) Unless otherwise indicated, beneficial ownership is direct and the person indicated has sole voting and investment power.

(2) Includes currently exercisable options to purchase 109,560 shares; 630,313 shares held directly by Mr. Schawk's wife; and 8,017,524 shares held by the Schawk Family Partnership, with respect to which Clarence
         W. Schawk or his wife has voting power. Clarence W. Schawk is the managing general partner of the Schawk Family Partnership and has investment power with respect to all of the 9,194,822 Shares of Class A Common Stock held by the Schawk Family Partnership. Does not include 1,177,298 shares held by the Schawk Family Partnership for which Clarence W. Schawk does not have voting power, shares beneficially owned by Clarence W. Schawk's son David A. Schawk, or shares beneficially owned by Clarence W. Schawk's daughters Cathy Ann Schawk, Judith Lynn Gallo and Lisa Beth

                               Page 10 of 13 Pages

         Sterns, or held in family trusts for the benefit of certain of his grandchildren. Clarence W. Schawk does not share voting power over shares of the Company held by or on behalf of his children or grandchildren.

(3) Includes currently exercisable options to purchase 126,060 shares and 91,673 shares held by the Schawk Family Partnership with respect to which David A. Schawk has voting power. David A. Schawk is a general partner of the Schawk Family Partnership. Does not include share beneficially owned by David A. Schawk's father, Clarence W. Schawk, or shares beneficially owned by or held in family trusts for the benefit of David A. Schawk's sisters, Cathy Ann Schawk, Judith Lynn Gallo and Lisa Beth Stearns, and certain of Clarence W. Schawk's grandchildren. Includes 475 shares held in joint tenancy and as custodian for minors gifted to David A. Schawk's friends.

(4) Includes 289,500 shares held by the Schawk Family Partnership with respect to which Ms. Schawk has voting power.

(5)      Includes currently exercisable options to purchase 57,626 shares.

(6) Includes 812,967 shares held by various Schawk Family trusts for the benefit of certain of Clarence W. Schawk's grandchildren, and 465,777 shares held by the Schawk Family Partnership with respect to which Mr. Sarkisian has voting power as trustee for Clarence W. Schawk's grandchildren.

(7) Represents investment power only. Voting power with respect to these shares is held by the limited partners. See notes 2, 3, 4 and 6 above and Item 6.

         (b) Each of the Reporting Persons has the sole power to vote and to dispose of the shares referred to in Item 5(a), unless otherwise indicated therein.

         (c) To the best knowledge of the Reporting Persons, except as reported herein, there has been no transaction in the Class A Common Stock of the Company effected during the past sixty (60) days by the persons named in response to
Item 5(a), except for de minimis purchases, if any, made by Clarence W. Schawk, David A. Schawk and A. Alex Sarkisian pursuant to the Company's employee stock purchase plan.

         (d) To the best knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities referred in
Item 5(a).

         (e) The Clarence W. and Marilyn G. Schawk Family Foundation terminated its filing status on February 9, 1998.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Schawk Family Partnership is a family investment limited partnership organized under Delaware law. The Schawk Family Partnership holds 9,194,822 shares or 41.8% of the outstanding Class A Common Stock. The limited partnership agreement of the Schawk Family Partnership provides that the sole dispositive power with respect to the Class A Common Stock is held by the managing general partner, Clarence W. Schawk. Voting power with respect to the Class A Common Stock is held by the limited partners to the extent of their contribution of Class A Common Stock upon formation of the Schawk Family Partnership. The number of shares contributed by each partner and the corresponding percentage of the Class A Common Stock held in the Schawk Family Partnership are as follows:

                              Page 11 of 13 Pages


                                                           PERCENT OF CLASS A
                                 SHARES OF CLASS A            COMMON STOCK
NAME                          COMMON STOCK CONTRIBUTED         CONTRIBUTED
----                          ------------------------     -------------------


Clarence W. Schawk                    8,017,524                   87.2%
David A. Schawk                          91,673                    1.0
Cathy Ann Schawk                        289,500                    3.1
Judith Lynn Schawk                      156,000                    1.7
Lisa Beth Stearns                       174,348                    1.9
A. Alex Sarkisian, as trustee           465,777                    5.1
                                     ----------                  -----
     Total                            9,194,822                  100.0%


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         (a)      Agreement Regarding Joint Filing (See Amendment No. 3 to
                  Schedule 13D).

                              Page 12 of 13 Pages

                                  SCHEDULE 13D
                                  ------------

CUSIP NO. 806373-10-6                                      PAGE 13 OF 13 PAGES

                                   SIGNATURES
                                   ----------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              2/19/98
                              -------------------------------------------------

                               /s/ Clarence W. Schawk  (Signature)
                              -------------------------------------------------
                              Clarence W. Schawk  (Name and Title)

                              2/19/98
                              -------------------------------------------------
                              (Date)

                              /s/ David A. Schawk  (Signature)
                              -------------------------------------------------
                              David A. Schawk  (Name and Title)

                              2/19/98
                              -------------------------------------------------
                              (Date)

                              /s/ Cathy Ann Schawk  (Signature)
                              -------------------------------------------------
                              Cathy Ann Schawk  (Name and Title)

                              2/19/98
                              -------------------------------------------------
                              (Date)

                              /s/ A. Alex Sarkisian  (Signature)
                              -------------------------------------------------
                              A. Alex Sarkisian  (Name and Title)

                              2/19/98
                              -------------------------------------------------
                              (Date)

                              SGK Investments Limited Partnership

                              By:  /s/ Clarence W. Schawk
                                   --------------------------------------------
                                   (Signature)

                                   Clarence W. Schawk, Managing General Partner
                                   --------------------------------------------
                                   (Name and Title)